UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38655

Farfetch Limited

(Translation of registrant’s name into English)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

+44 (0) 20 7549 5400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Farfetch China

On August 2, 2021, Alibaba Group Holding Limited (“Alibaba”) and Compagnie Financière Richemont SA (“Richemont”) completed their combined strategic investments of $500 million ($250 million each) in exchange for a combined 25% ownership (12.5% each) in Farfetch China Holdings Ltd and its subsidiaries (“Farfetch China”), the group through which Farfetch’s marketplace operations in the China region, including its operations on Tmall’s Luxury Pavilion, are conducted. The transaction was initially announced pursuant to a press release dated November 5, 2020.

For a full description of the Company’s business and operations in China and the risks related thereto, please see our most recent 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: August 2, 2021	By:	/s/ José Neves
José Neves
Chief Executive Officer